Exhibit 99.1

Tiziana Life Sciences Expands Phase 2 Clinical Trial of Intranasal Foralumab with Commencement of First Patient Dosing at Weill Cornell Multiple Sclerosis Center

NEW YORK, June 13, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announces that dosing has commenced at the prestigious Weill Cornell Medicine Multiple Sclerosis Center in New York City, in its ongoing Phase 2 clinical trial evaluating intranasal foralumab in patients with non-active Secondary Progressive Multiple Sclerosis (na-SPMS). This fifth site complements existing sites at Yale University, Johns Hopkins University, Brigham and Women’s Hospital, and the University of Massachusetts.

The Phase 2 trial aims to evaluate the safety and efficacy of Tiziana’s innovative therapies in treating multiple sclerosis, a chronic autoimmune disease affecting the central nervous system. Weill Cornell Medicine Multiple Sclerosis Center, renowned for its expertise in MS research and patient care, brings valuable insights and resources to this collaborative effort.

“We are pleased to announce the dosing at Weill Cornell Medicine Multiple Sclerosis Center, reinforcing our commitment to advancing the treatment options for multiple sclerosis patients globally.” Commented Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences. “The addition of this esteemed site further strengthens our Phase 2 clinical trial, which aims to address the significant unmet medical need in MS treatment. We look forward to collaborating closely with the team at Weill Cornell and our other esteemed clinical partners as we progress toward potentially transformative outcomes for patients.”

The Phase 2 trial is designed to build on promising preclinical data and initial clinical observations, positioning Tiziana Life Sciences at the forefront of innovative therapies for multiple sclerosis and other neurodegenerative diseases. Following the completion of the blinded phase, all participants—including those who initially received placebo—will have the opportunity to receive intranasal foralumab during a six-month open-label extension (OLE) phase. The OLE is designed to assess long-term safety and sustained benefit, of foralumab in the na-SPMS patient population.

Foralumab is the first fully human anti-CD3 monoclonal antibody administered via the intranasal route. This novel, non-systemic approach is designed to engage regulatory T cells, promoting immune tolerance while minimizing systemic immune suppression.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120